April 13, 2005


Mail Stop 0409

	VIA U.S. MAIL AND FAX (864) 239-5824

Mr. Stephen Waters
Vice President
National Corporation for Housing Partnerships
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	National Housing Partnership Realty Fund IV
	Forms 10-KSB for the year ended December 31, 2004
	File No. 0-15731

Dear Mr. Waters:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comments, we may also ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1 - Summary of Partnership Organization and Significant
Accounting Policies

Significant Accounting Policies
1. In a supplemental response, please tell us how you determined to account for your investment using the equity method given your 99% interest in the Local Limited Partnership. Specifically, address the criteria for important rights in paragraph 9 and the substance of the partnership arrangement in paragraph 10 of SOP 78-9. Please cite relevant terms of the partnership agreements, as appropriate.

Recent Accounting Pronouncements
2. In a supplemental response, please tell us the basis for your determination the partnerships are not VIEs. Specifically, address the proportional voting rights and entity activities conducted on behalf of any investor that may have disproportionately few voting rights as described in paragraph 5c of FIN 46. In doing so, please explain your relationship with the general partner of each Local Limited Partnership and how you considered that relationship in your analysis. Additionally, address the decision making rights and related equity investment at risk of the holders of the equity investment as described in paragraph 5b.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Dowling, Staff Accountant, at (202)
824-5141 or me at (202) 824-5222 if you have questions.


						Sincerely,


Steven Jacobs
						Accounting Branch Chief
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National Housing Partnership Realty Fund IV
April 13, 2005
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